[redacted]

14046277

SECU... ...ION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 26 2014
Washington DC
404

KH 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Excel Securities + Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CANAL VIEW BLVD.
(No. and Street)

ROCHESTER	NY	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH LANZISERA 585-424-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIE KAPLAN, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

1000 FIRST FEDERAL PLAZA	ROCHESTER	NY	14614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/14

OATH OR AFFIRMATION

I, JOSEPH LANZISERA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EXCEL SECURITIES & ASSOCIATES, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CHRISTINE LANZISERA
Notary Public, State of New York
Monroe County, #01LA6133849
Commission expires

Signature

PRESIDENT
Title

Notary Public

CHRISTINE LANZISERA
Notary Public, State of New York
Monroe County, #01LA6133849
Commission expires 9/19/17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXCEL SECURITIES & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED
DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT

DAVIE KAPLAN
Certified Public Accountants

EXCEL SECURITIES & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED
DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT

EXCEL SECURITIES & ASSOCIATES, INC.

December 31, 2013

TABLE OF CONTENTS

DAVIE KAPLAN
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Excel Securities & Associates, Inc.

We have audited the accompanying financial statements of Excel Securities & Associates, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, cash flows, and changes in equity capital for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excel Securities & Associates, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Davie Kaplan, CPA, P.C.

February 22, 2014

EXCEL SECURITIES & ASSOCIATES, INC.

Statement of Financial Condition
December 31, 2013

ASSETS

Current assets	
Cash and cash equivalents	$ 371,282
Commissions receivable	100,000
	471,282
Property and equipment	
Furniture and office equipment	524,375
Less: Accumulated depreciation	413,069
	111,306
Other assets	
Investments in marketable securities	123,965
Shareholder loan receivable	26,000
Prepaid expenses	2,477
	152,442
	$ 735,030

The accompanying Notes to Financial Statements
are an integral part of this statement.

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Accounts payable	$ 28,378
Accrued expenses	201,934
Accrued income taxes	10,109
Note payable	25,000
	265,421
Long-term liabilities	
Deferred tax liability	6,300
Stockholders' equity	
Common stock	105,823
Additional paid-in capital	91,600
Retained earnings	265,886
	463,309
	$ 735,030

EXCEL SECURITIES & ASSOCIATES, INC.

Statement of Operations
For the Year Ended December 31, 2013

Revenues	
Commissions	$ 2,919,193
Investment advisory fees	2,009,427
Interest	142
Other income	106,166
	5,034,928
Expenses	
Officer's compensation	490,000
Employee compensation and benefits	712,839
Commissions paid to other broker dealers	231,040
Rent	92,229
Regulatory fees	49,135
Depreciation	31,435
Other	3,396,852
	5,003,530
Income before provision for income taxes	31,398
Provision for income taxes	2,800
Net income	$ 28,598

The accompanying Notes to Financial Statements
are an integral part of this statement.

EXCEL SECURITIES & ASSOCIATES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities	
Net income	$ 28,598
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	31,435
Deferred income taxes	(8,200)
Gain on investments in marketable securities	(12,404)
	39,429
Increase (decrease) in cash due to changes in operating assets and liabilities	
Commissions receivable	40,501
Prepaid expenses	3,303
Accounts payable	(8,302)
Accrued expenses	(24,592)
Accrued income taxes	2,766
	53,105
Cash flows from investing activities	
Purchases of property and equipment	(43,084)
Purchases of securities	(66,223)
Proceeds from sale of securities	38,769
	(70,538)
Net decrease in cash and cash equivalents	(17,433)
Cash and cash equivalents, beginning	388,715
Cash and cash equivalents, ending	$ 371,282
Supplemental disclosures	
Interest paid	$ -
Income taxes paid	$ 8,234

The accompanying Notes to Financial Statements
are an integral part of this statement.

EXCEL SECURITIES & ASSOCIATES, INC.

Statement of Changes in Equity Capital
For the Year Ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2012	$ 105,823	$ 91,600	$ 237,288	$ 434,711
Net income	-	-	28,598	28,598
Balance, December 31, 2013	$ 105,823	$ 91,600	$ 265,886	$ 463,309

The accompanying Notes to Financial Statements
are an integral part of this statement.

EXCEL SECURITIES & ASSOCIATES, INC.

Notes to Financial Statements
December 31, 2013

1. Nature of the Business

Excel Securities & Associates, Inc. ("the Company") was formed as a sole proprietorship in November, 1985 in Rochester, New York. In January, 1998 the business was incorporated as Excel Securities & Associates, Inc. The Company is a registered broker dealer with the SEC, which caters to the qualified retirement plan community, individual investors and investment management and advisory professionals. The Company is a member of FINRA and SIPC.

2. Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the financial statement date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenue is derived from commissions received from security transactions made on behalf of customers with security firms and various mutual funds. The Company does not carry customers' accounts, nor hold securities for customers. Revenue is also derived from account supervision and from advisory and administration fees.

Cash and cash equivalents

The cash balances are held in one commercial bank and in interest bearing accounts with one security firm which includes a required reserve of $50,000. For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Commissions receivable

Commissions receivable are deemed collectible. Accordingly, no allowance for doubtful accounts is required. If accounts become uncollectible, they are charged to operations when that determination is made.

Property and equipment

Property and equipment are recorded at cost. Depreciation of equipment, furniture and fixtures is computed on a straight-line basis over the estimated useful lives of the related assets which range from five to sixteen years.

2. Significant Accounting Policies (Continued)

Income taxes

The Company utilizes Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes.* Under this accounting method, income taxes are provided for the tax effects of transactions reported in the financial statements. They consist of taxes currently due plus deferred taxes related primarily to accelerated tax depreciation and unrealized gain (loss) from securities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company evaluates income tax positions for uncertainty to determine any tax positions that may not be fully sustained upon examination by taxing authorities, despite the belief that the underlying tax positions are fully supportable. Tax positions are reviewed on an ongoing basis and are analyzed in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Management has determined that the Company has no uncertain tax positions

Advertising

Advertising costs are charged to operations when incurred.

Concentrations of credit risk

The Company maintains deposits at financial institutions which may, at times, exceed the federally insured amount.

Management review of subsequent events

The Company evaluated events occurring between the end of the most recent calendar year and February 22, 2014, the date the financial statements were available to be issued.

Management review of marketable securities

Certain securities held by the Company are carried at market values and gains or losses from these securities are reported on a mark-to-market basis.

The Company adopted FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, as it applies to financial assets and liabilities on January 1, 2008. FASB ASC Topic 820 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

2. Significant Accounting Policies (Continued)

Marketable securities (Continued)

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices for similar assets in markets that are not active, inputs other than quoted prices that are observable and market corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are observable.

3. Commitments and Contingencies

Operating lease

The Company leases office facilities under an operating lease which expires in March, 2016. The monthly rent is $4,599 and the Company is responsible for common area maintenance charges and real estate taxes. The rent is indexed in March of 2013 and 2016. The annual future minimum lease payments under this lease are as follows:

Year	Amount
2014	$ 55,188
2015	55,188
2016	13,797
	$124,173

Rent expense was $92,229 for the year ended December 31, 2013.

4. Income Taxes

Deferred income taxes consisted of the following:

Deferred tax asset	$ 17,900
Deferred tax liability	(24,200)
	$ (6,300)

4. **Income Taxes** (Continued)

Income taxes are comprised of the following:

Current:	
Federal	$ 6,000
State	5,000
	11,000
Deferred:	
Federal	(5,900)
State	(2,300)
	(8,200)
	$ 2,800

The Company's effective income tax rate is lower than what would be expected if the federal statutory rates were applied to net income primarily because of income excludable for tax purposes related to the dividends - received deduction.

The Company is subject to U.S. federal income tax as well as income tax in the states of New York and Florida. Returns filed in these jurisdictions for tax years ended on or after December 31, 2010 are subject to examination by authorities.

5. **Related Party Transactions**

The shareholder loan receivable is comprised of a non-interest bearing advance and amounted to $26,000 at December 31, 2013.

6. **Common Stock**

The Company has 1,000 shares of Class A voting stock authorized, issued and outstanding. The Company also has 1,000 shares of Class B nonvoting stock with 990 shares issued and outstanding.

7. **Note Payable**

The Company has a note payable in the amount of $25,000 to one of its independent representatives. The note payable is secured by $25,000 of the required reserve at a security firm.

8. **Advertising Expense**

Advertising expense for the year ended December 31, 2013 was $12,050.

9. Marketable Securities

The Company's level 1 assets measured at fair value on a recurring basis as of December 31, 2013, respectively, consisted of:

Mutual funds and common stocks	$123,965

10. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2013, the Company's net capital amounted to approximately $301,000 which was in excess of its required net capital of $50,000. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 0.90 to 1.00.

DAVIE KAPLAN
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors and Stockholders
Excel Securities & Associates, Inc.

We have audited the financial statements of Excel Securities & Associates, Inc. as of and for the year ended December 31, 2013, and have issued our report thereon dated February 22, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedule, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Davie Kaplan, CPA, P.C.

February 22, 2014

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

EXCEL SECURITIES & ASSOCIATES, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2013

Stockholders' equity	$ 463,309
Subordinated notes payable	-
	463,309
Nonallowable assets	
Deposit accounts	3,766
Prepaid expenses	2,477
Net property and equipment	111,306
Shareholder loan receivable	26,000
	143,549
Net capital before haircuts on security positions	319,760
Haircuts on proprietary security positions	18,595
Net capital	301,165
Minimum net capital requirement	50,000
Excess net capital	$ 251,165
Ratio of aggregate indebtedness to net capital	0.9 to 1
Minimum net capital requirement	
Aggregate indebtedness	$ 271,721
6-2/3% of aggregate indebtedness	$ 18,115
Statutory minimum net capital requirement	$ 50,000
Minimum net capital requirement (greater of 6-2/3% of AI or statutory minimum)	$ 50,000

Reconciliation of net capital

The above computation of net capital pursuant to SEC Rule 15c3-1 does not materially differ from the computation as of December 31, 2013, included in the Company's unaudited Form X17a-5, Part IIA.

EXCEL SECURITIES & ASSOCIATES, INC.

Other Information
December 31, 2013

Computation for determination of reserve requirements

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Information relating to possession or control requirements

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2013.

DAVIE KAPLAN
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors
Excel Securities & Associates, Inc.

In planning and performing our audit of the financial statements of Excel Securities & Associates, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davie Kaplan, CPA, P.C.

Rochester, New York
February 22, 2014

DAVIE KAPLAN

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Excel Securities & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Excel Securities & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Excel Securities & Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Excel Securities & Associates, Inc.'s management is responsible for the Excel Securities & Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a difference of $1 with regards to item 2c(5) on page 2 for net gain from securities in investment accounts. The amount reported of $13,146 should have been $13,147.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting the following differences related to the difference noted in 3 above:

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

Determination of "SIPC Net Operating Revenues" and General Assessment:

	Amount Reported	Amount Calculated	Difference
Line 2c(9), Total deductions	$3,673,222	$3,673,223	($1)
Line 2d, SIPC Net Operating Revenues	1,361,707	1,361,706	1

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Davie Kaplan, CPA, P.C.

February 22, 2014

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza • Rochester, New York 14614
Tel: 585-454-4161 • Fax: 585-454-2573 • www.daviekaplan.com